MADISON LIQUIDITY INVESTORS 104, LLC
                          c/o Gemisys Tender Services
                           7103 South Revere Parkway
                           Englewood, Colorado 80112
                                 (303) 705-6390



                                        February 5, 1999

Dear Unitholder:

     Enclosed with this letter please find Amendment No. 4, Supplement No. 1 ("Supplement") to our Offer to Purchase, dated November 5, 1998. We encourage you to read the enclosed Supplement carefully and in conjunction with our Offer to Purchase previously provided to you.

     Please note that our offer price has increased 11.3% to %501, higher than any other tender offer you may have received. In addition, our offer has been extended to February 19, 1999. If you have previously tendered your Units, you will automatically receive this higher price. If you have not already tendered and wish to sell some or all of your Units now:

     o Please read carefully the Offer to Purchase, Supplement and the Agreement of Assignment and Transfer in accordance with the instructions provided;

     o Complete the Agreement of Assignment and Transfer in accordance with the instructions provided;

     o    Sign where indicated, and have your signature Medallion Guaranteed;
          and

     o Return the Agreement of Assignment and Transfer in the pre-addressed return envelope.

     This offer will expire at 5:00 p.m., Eastern Standard Time, on February 19, 1999, unless extended. If you have any questions or need assistance in completing the Agreement of Assignment and Transfer, please call Gemisys Tender Services at (303) 705-6390.

                                        Very truly yours,



                                        Madison Liquidity Investors 104, LLC